Exhibit 21.1

Subsidiaries of First Mid-Illinois Bancshares, Inc.

Name	Jurisdiction of Incorporation
First Mid Bank & Trust, N.A.	National banking association
First Bank & Trust, IL	Illinois chartered bank
Mid-Illinois Data Services, Inc.	Delaware
The Checkley Agency doing business as First Mid Insurance Group	Illinois
First Mid Wealth Management Company	Illinois
ECS Service Corporation	Illinois
First Charter Service Corporation	Illinois
First Mid-Illinois Statutory Trust I	Delaware business trust
First Mid-Illinois Statutory Trust II	Delaware business trust
Clover Leaf Statutory Trust I	Maryland business trust
FBTC Statutory Trust I	Delaware business trust
Project Hawks Merger Sub LLC	Delaware LLC
Project Almond Merger Sub LLC	Illinois LLC